                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                      INTERTRUST TECHNOLOGIES CORPORATION
                      (Name of Subject Company (Issuer))

                      INTERTRUST TECHNOLOGIES CORPORATION
                       (Name of Filing Person (Offeror))

              Options Under InterTrust Technologies Corporation's
    1995 Stock Plan, 1999 Equity Incentive Plan and 2000 Supplemental Plan
             to Purchase Common Stock, Par Value $0.001 Per Share,
                   Having an Exercise Price of $5.00 or More
                        (Title of Class of Securities)

                                  46113Q 10 9
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                 Victor Shear
               Chief Executive Officer and Chairman of the Board
                      InterTrust Technologies Corporation
                           4750 Patrick Henry Drive
                         Santa Clara, California 95054
                                (408) 855-0100
           (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                   Copy to:
                             Bennett L. Yee, Esq.
         Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                            155 Constitution Drive
                         Menlo Park, California  94025
                                (650) 321-2400


                           CALCULATION OF FILING FEE
                           -------------------------
          Transaction valuation*    Amount of filing fee
          ----------------------    --------------------

                 $81,000,000           $16,200
                  ----------            ------

   * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 7,300,000 shares of common stock of InterTrust Technologies Corporation having an aggregate value of $81,000,000 as of May 24, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

   [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:     Not applicable.
   Form or Registration No.:   Not applicable.
   Filing party:               Not applicable.
   Date filed:                 Not applicable.


   [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [_] third party tender offer subject to Rule 14d-1. [X] issuer tender offer subject to Rule 13e-4. [_] going-private transaction subject to Rule 13e-3. [_] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

Item 1.   Summary Term Sheet.

The information set forth under "Summary Term Sheet" in the Offer to Exchange All Outstanding Options Under Eligible Option Plans, dated May 24, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

            (a) The name of the issuer is InterTrust Technologies Corporation, a Delaware corporation (the "Company"), the address of its principal executive offices is 4750 Patrick Henry Drive, Santa Clara, CA 95054 and the telephone number is (408) 855-0100. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning InterTrust") is incorporated herein by reference.

            (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the eligible option plans to purchase shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), having an exercise price of $5.00 or more (after giving effect to the Company's two-for-one stock split on February 24, 2000) (the "Options") for new options (the "New Options") to purchase shares of Common Stock, to be granted under an eligible option plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to the New Options will be equal to one hundred percent (100%) of the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction,"
            Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

            (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

            (a) The Filing Person is the Subject Company. The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.   Terms of the Transaction.

            (a)(1) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"),
            Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

           (a)(2) Not applicable.

           (b) The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. Directors and Officers are ineligible to participate in the Offer.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

           (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The eligible option plans attached hereto as Exhibit
           (d)(1), Exhibit (d)(3) and Exhibit (d)(5) and the form option agreements attached hereto as Exhibit (d)(2), Exhibit (d)(4) and Exhibit (d)(6) contain information regarding the subject securities.

Item 6.  Purposes of the Transaction and Plans or Proposals.

           (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

           (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

           (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

           (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and
           Section 15 ("Fees and Expenses") is incorporated herein by reference.

           (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

           (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

           (a) Not applicable.

           (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

           (a) Not applicable.

Item 10. Financial Statements.

           (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning InterTrust") and Section 16 ("Additional Information"), and on pages F-1 through F-23 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 is incorporated herein by reference.

           (b) Not applicable

Item 11. Additional Information.

           (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

           (b) Not applicable.

Item 12. Exhibits.

           (a) (1)   Offer to Exchange, dated May 22, 2001.

               (2)   Form of Letter of Transmittal.

               (3) Form of Letter to Eligible Option Holders Distributed by E-mail.

               (4)   Form of Letter to Tendering Option Holders.


               (5) Form of Notice of Acceptance of Outstanding Options for Exchange.

               (6) InterTrust Technologies Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

               (7) InterTrust Technologies Corporation Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.

               (8) InterTrust Technologies Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

               (b) Not applicable.

               (d) (1) InterTrust Technologies Corporation 2000 Supplemental Plan. Filed as Exhibit 10.21 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

               (2) Form of Option Agreement Pursuant to the InterTrust Technologies Corporation 2000 Supplemental Plan.

               (3) InterTrust Technologies Corporation 1999 Equity Incentive Plan. Filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-84033) and incorporated herein by reference.

               (4) Form of Option Agreement Pursuant to the InterTrust Technologies Corporation 1999 Equity Incentive Plan.

               (5)  InterTrust Technologies Corporation 1995 Stock Plan.

               (6) Form of Option Agreement pursuant to the InterTrust Technologies Corporation 1995 Stock Plan.

               (g) Not applicable.

               (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

            (a) Not applicable.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                             InterTrust Technologies Corporation


                                             /s/ David Ludvigson
                                             ___________________________________
                                             David Ludvigson
                                             President

Date: May 24, 2001

                               Index to Exhibits

Exhibit
Number                  Description
                        -----------

(a)(1) - Offer to Exchange, dated May 24, 2001.

(a)(2) - Form of Letter of Transmittal.

(a)(3) - Form of Letter to Eligible Option Holders Distributed by E-mail.

(a)(4) - Form of Letter to Tendering Option Holders.

(a)(5) - Form of Notice of Acceptance of Outstanding Options for Exchange.

(a)(6) - InterTrust Technologies Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

(a)(7) - InterTrust Technologies Corporation Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.

(a)(8) - InterTrust Technologies Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

(d)(1) - InterTrust Technologies Corporation 2000 Supplemental Plan.  Filed as
Exhibit 10.21 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

(d)(2) - Form of Option Agreement Pursuant to the InterTrust Technologies Corporation 2000 Supplemental Plan.

(d)(3) - InterTrust Technologies Corporation 1999 Equity Incentive Plan. Filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-84033) and incorporated herein by reference.

(d)(4) - Form of Option Agreement Pursuant to the InterTrust Technologies Corporation 1999 Equity Incentive Plan.

(d)(5) - InterTrust Technologies Corporation 1995 Stock Plan.

(d)(6) - Form of Option Agreement pursuant to the InterTrust Technologies Corporation 1995 Stock Plan.